Exhibit 99.1

Corel Corporation

Valuation and Qualifying Accounts

Years Ended November 30, 2000, 1999 and 1998

Included in accounts receivable are the following reserves and related activity:

Year Ended	Description	Opening Balance	Additions	Deductions	Ending Balance
			(In thousands of US$)
November 30, 2000	Promotional rebates	$3,277	$17,433	$18,093	$2,617
	Sales reserve	40,929	8,210	30,351	18,788
	Allowance for doubtful accounts	6,720	3,696	2,210	8,206

November 30, 1999	Promotional rebates	6,197	8,208	11,128	3,277
	Sales reserve	21,882	55,309	36,262	40,929
	Allowance for doubtful accounts	6,804	28	112	6,720

November 30, 1998	Promotional rebates	11,396	25,959	31,158	6,197
	Sales reserve	54,413	58,367	90,898	21,882
	Allowance for doubtful accounts	5,466	1,704	366	6,804